Consolidated Statement of Cash Flows
      (unaudited-Prepared by management)
                                                  March 31         March 31
      For the three months ended                  2000             1999

      Cash provided by (used in):

      Cash flows from operating activities:

      Net income                                  $    584,531     $    515,106

      Items not involving cash:

      Deferred income taxes                             19,147         (126,457)
      Depreciation                                     451,132          334,353
      Goodwill amortization                            278,755          130,885

      Net changes in non-cash working capital balances:

      Accounts receivable                              627,503       (3,378,405)
      Contract work in process                      (2,653,871)         485,290
      Prepaid expenses                                (285,551)         (76,436)
      Accounts payable and accrued liabilities       4,198,791        2,810,731
      Income taxes payable                            (147,428)         284,778
      Deferred revenue                                 989,548          855,868
      Other                                                  -          132,264
      Net cash provided by (used in)
      operating activities                           4,062,557        1,967,977

      Cash flows from financing activities:

      Long-term debt                                   150,000                -
      Long-term debt repayments                     (1,185,100)        (396,093)
      Issuance of common shares for cash               294,150          214,508
      Redemption of common shares                            -          (65,965)
      Increase in restricted cash                     (369,809)               -
      Net cash provided by financing activities     (1,110,759)        (247,550)

      Cash flows from investing activities:

      Acquisition of subsidiaries                     (115,552)      (1,430,928)
      Purchase of capital assets                      (933,551)        (429,466)
      Net cash used in investing activities         (1,049,103)      (1,860,394)

      Change in cash balance due to foreign exchange    20,045         (106,776)

      (Decrease)/Increase in cash                    1,922,740         (246,743)

      Cash, beginning of period                      9,234,663        9,243,232

      Cash, end of period                       $   11,157,403   $    8,996,489


      Supplementary Information:

      Interest paid                             $       91,261   $      109,178
      Income taxes paid                                841,916            7,701
      Shares issued for non-cash consideration               -          925,000